

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Kenneth Stephon
Chief Executive Officer
William Penn Bancorporation
10 Canal Street, Suite 104
Bristol, Pennsylvania 19007

> **Re: William Penn Bancorporation**
> **Registration Statement on Form S-1**
> **Filed October 15, 2020**
> **File No. 333-249492**

Dear Mr. Stephon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General, page i

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

2. We note that the cover page of the registration statement indicates William Penn Bancorporation and William Penn Bank 401(k) Retirement Savings Plan as the registrant(s). Please advise if William Penn Bank 401(k) Retirement Saving Plan is intended to be a co-registrant.

3. We note that the forum selection provision contained in your bylaws identifies the United States District Court for the District of Maryland or, if such court lacks jurisdiction, any Maryland state court that has jurisdiction, as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please include appropriate risk factor disclosure related to your exclusive forum provision. Please also include disclosure regarding your exclusive forum provision under "Description of William Penn Bancorporation Capital Stock," at page 138.

Summary, page 1

4. We note your disclosure on page 2 that in 2018 you acquired Audubon Savings Bank. Consistent with your disclosure on page 53, please disclose in the summary that your entire executive management leadership team, and a large majority of the next tier of management, joined William Penn Bank in the Audubon Savings Bank merger or have been recruited since your acquisition of Audubon Savings Bank.

5. Please provide a summary of the risks related to your business and this offering.

How We Determined the Offering Range and Exchange Ratio, page 5

6. Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and the reasons for the downward adjustments made for profitability, growth and viability of earnings and for marketing of the issue and the upward adjustment for financial condition and asset growth.

7. We note your disclosure of the maximum, midpoint and minimum price-to-earnings multiples on page 7. Please also disclose the multiples for each of the peer companies listed, or advise.

Use of Proceeds, page 33

8. We note that one of the intended use of proceeds is possible acquisitions. Please revise to disclose any current plans for acquisitions or revise to indicate you have no current plans. Refer generally to Item 504 of Regulation S-K.

Balance Sheet Analysis
Investments, page 56

9. We note investments increased $67.4 million, or 298.8%, from $22.6 million at June 30, 2019 to $90.0 million at June 30, 2020. Please revise your next amendment to disclose the reasons for the material change in this line item from period-to-period. Refer to SEC Release 33-8350.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended June 30, 2020 and 2019, page 64

10. We note your disclosure in Footnote (1) that, *"for a reconciliation of these Non-GAAP measures, see page (*) of this prospectus."* We also note that you include certain Non-GAAP disclosures on pages 30-32 at the conclusion of the 'Selected Consolidated Financial and Other Data' section in the footnotes. Please consider creating a unique and separate Non-GAAP disclosure section in your next amendment to highlight your Non-GAAP reconciliations and disclosures in order to present this information as transparent as possible to potential investors.

The Conversion and the Offering
Effect of William Penn, MHC's Assets on Minority Stock Ownership, page 110

11. Please briefly expand to explain why the exchange ratio will be adjusted downward to reflect assets held by William Penn, MHC.

William Penn Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page F-10

12. We note your disclosure that in certain circumstances, the Company will record a gain on bargain purchase when the fair value of the net assets of the acquired company exceeds the fair value of the equity of the acquired company. Please revise to briefly explain how you determined the fair value of the equity of the acquired company is a more reliable measure than the fair value of the equity interests transferred. Refer to ASC 805-30-55-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance